LOAD GUARD LOGISTICS, INC. 6317 SW 16TH AVE., Miami, FL 33155 Phone: (768) 250-1410 Fax: (768) 472-7190 info@LoadGuardTransportation.com www.LoadGuardLogistics.com

VIA EDGAR CORRESPONDENCE

June 10, 2013

Max A. Webb

Assistant Director

US Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, DC 20549

Re:      Load Guard Logistics, Inc.

            Registration Statement on Form S-1

            Filed: June 10, 2013

            File No. 333-186321

Dear Mr. Webb:

Please consider this as our request to accelerate the effective date of the above-referenced registration statement for Load Guard Logistics, Inc. (the “Company”).  We request that the registration statement be made effective as of Wednesday, June 12, 2013 at 5:00 p.m. (EST), or as soon thereafter as possible.

The Company acknowledges that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

The Company acknowledges that the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

The Company acknowledges that it may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Load Guard Logistics, Inc.

/s/ Yosbani Mendez